Exhibit 99.1

BAYTEX PROVIDES UPDATE ON AURORA ACQUISITION

CALGARY, ALBERTA (March 24, 2014) – Baytex Energy Corp. (“Baytex”) (TSX, NYSE: BTE) provides an update on the status of its proposed acquisition of all of the shares of Aurora Oil & Gas Limited (“Aurora”) pursuant to a scheme of arrangement under Australian law (the “Arrangement”).

As a part of the process of completing the Arrangement, Aurora has filed a draft scheme booklet with the Australian Securities Investment Commission (“ASIC”). ASIC’s review will be followed by an initial Court hearing to approve the scheme booklet and make orders convening a scheme meeting of Aurora shareholders. Once approved by the Court and registered with ASIC, the booklet will be released publicly and delivered to Aurora shareholders. The shareholders’ meeting to approve the Arrangement is expected to take place near the end of May 2014. As a result, implementation of the Arrangement and closing of the acquisition is anticipated to occur in the first half of June.

The dates relating to the Arrangement are indicative only and are subject to, among other things, the Court approval process. Any changes to these dates will be announced.

Baytex has filed notification of the proposed acquisition under the scheme with the Australian Foreign Investments Review Board (“FIRB”). The Scheme Implementation Deed between Baytex and Aurora is subject to a number of conditions, including the receipt of a notice of no objection from FIRB in relation to the Arrangement.

Aurora and Baytex continue to work collaboratively towards satisfying the remaining conditions precedent to the Arrangement as set out in the Scheme Implementation Deed. As far as Baytex is aware, as at the date of this announcement, there are no circumstances that have occurred which will cause any of the conditions not to be satisfied or to become incapable of being satisfied.

Baytex Energy Corp.

Baytex Energy Corp. is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Williston Basin in the United States. Approximately 88% of Baytex’s production is weighted toward crude oil. Baytex pays a monthly dividend on its common shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The subscription receipts issued by Baytex to fund a portion of the purchase price for Aurora Oil & Gas Limited trade on the Toronto Stock Exchange under the symbol BTE.R.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Vice President, Capital Markets

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com